FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of January, 2003
Commission File Number : 001-15218

Lafarge

(Translation of registrant’s name into English)

61, rue des Belles Feuilles
75116 Paris

France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: (i)  Press Release, dated January 23, 2003, announcing the sales of Lafarge for the 12 months to December 31, 2002.

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, January 23, 2003

     Sales for 12 Months to December 31, 2002:

•  Sales up 6.7% to €14,610 million, as a result of the growth of the Group following the Blue Circle acquisition

•  Negative foreign exchange impact: 4.38%

•  Stable on-going operations: sales down 0.3%, excluding foreign exchange and scope of consolidation effects

•  A noticeable slowdown of 4th quarter sales: down 3% excluding foreign exchange and scope of consolidation effects

Group annual sales increase
The Group’s sales recorded a gross increase of 6.7%, sustained by a 15.9% growth of the Cement Division’s sales.
The scope effect of former Blue Circle operations, consolidated since July 11, 2001, amounts to €1,558 million.

Sales report by Division, excluding foreign exchange and scope of consolidation effects

CEMENT: up 1.2%
Sales of Cement posted a limited increase of 1.2% reflecting a 3.15% drop in sales in the fourth quarter.
Sales rose in Western Europe, in spite of the decline in the fourth quarter, particularly in Germany where prices have fallen significantly throughout the year. In Central and Eastern Europe, sales advanced strongly, noticeably in Romania. In North America, total sales fell, due to a slowing of demand and bad weather conditions in the fourth quarter. In Latin America, sales are generally up, despite difficulties in Venezuela, with growth in Brazil and Chile generated by strong price increases. In the African and Indian Ocean regions, sales increased in most countries with the exception of Nigeria. In Asia, sales grew despite a drop in the Philippines, where prices decreased, and in Malaysia where the construction market was destabilized by workforce availability problems. Sales were up in the Mediterranean Basin.

AGGREGATES & CONCRETE: down 1.2%
The sales in 2002 were down 1.2% in comparison with the previous year (down 0.65% in the fourth quarter). Aggregates sales posted a decline of 3.1%, largely due to North American market trends. Concrete sales increased slightly (0.75%), with the solid growth in France and a decline in North America.

ROOFING: down 5.9%
Roofing sales were 5.9% lower than in 2001 (down 8% in the fourth quarter). Sales in Europe declined, particularly in Germany, while they continued to increase in Asia.

GYPSUM: up 7.2%
The 7.2% increase in sales (up 3.8% in the fourth quarter) is mainly due to volume and price increases in North America, and a significant increase in sales in the Asia Pacific region. In Europe, sales were stable in a mixed economic environment; weakness in Germany and Poland were offset by increases in the rest of Europe.

Consolidation effects: up 11.4% (€1,493 MILLION)
Acquisitions had a positive impact on sales of €1,772 million (primarily reflecting the full year consolidation of the former Blue Circle operations) while disposals had a negative impact of €160 million. The change in accounting treatment of Lafarge Morocco, from full consolidation to proportional consolidation, resulted in a reduction in sales of €119 million.

Foreign exchange effect: -4.38% (€540 MILLION)
Foreign exchange losses weighed heavily on sales principally in the following currencies: US and Canadian dollars (€272 million), Brazilian real (€79 million) and South African rand (€40 million).

Consolidated sales at December 31, 2002

	December 31, 2002 € million	December 31, 2001 € million	Change	At constant scope of consolidation and foreign exchange

Cement	6,948	5,995	+15.9%	+1.2%

Aggregates & Concrete	4,768	4,806	-0.8%	-1.2%

Roofing	1,538	1,585	-3.0%	-5.9%

Gypsum	1,146	1,072	+6.9%	+7.2%

Other	210	240	-12.2%	-15.3%

TOTAL	14,610	13,698	+6.7%	-0.3%

Lafarge will release its annual earnings on February 27, 2003.

Lafarge is the world leader in building materials, and employs 83,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. More information is available on: www.lafarge.com

PRESS CONTACTS:	INVESTOR RELATIONS:
Denis Boulet: 33-1 44-34-94-14	James Palmer: 33-1 44-34-11-26
denis.boulet@lafarge.com	james.palmer@lafarge.com

Véronique Doux: 33-1 44 34 19 47	Danièle Daouphars: 33-1 44 34 11 51
veronique.doux@lafarge.com	daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document filed with the French COB under the reference number D02-162 and updated under the reference number D02-162/A1, and its annual report on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

For release worldwide with contemporaneous release in the United States

LAFARGE
Sales volumes
by destination
YTD December

Cement

(million t)	2002 FY	2001 FY	2002/2001

Group	105.7	87.6	20.7%

Western Europe	32.8	26.0	26.2%
Central and Eastern Europe	8.1	6.2	31.3%
Emerging Mediterranean	9.5	11.4	-16.6%
North America	17.5	16.0	9.3%
Latin-Central America & the Carribbean	6.5	6.4	1.6%
Asia	21.1	14.4	46.1%
Sub Saharan Africa	10.2	7.2	41.5%

Aggregates

(million t)	2002 FY	2001 FY	2002/2001

Group	206.9	208.8	-0.9%

Western Europe	71.7	76.0	-5.6%
North America	117.9	116.1	1.6%
Other countries	17.4	16.7	3.7%

Concrete

(million m3)	2002 FY	2001 FY	2002/2001

Group	35.4	32.4	9.5%

Western Europe	14.8	14.6	1.2%
North America	10.7	10.2	4.9%
Other countries	10.0	7.6	31.6%

Roofing products

(million m²)		2002 FY	2001 FY	2002/2001

Concrete Roof Tile
	Europe	74.9	79.6	-5.9%
	North America	18.6	20.4	-9.0%
	Others	33.8	31.6	6.8%
Clay Roof Tile
	Europe	23.8	25.8	-7.9%

Chimneys (kms)		2.7	2.8	-3.8%

LAFARGE
Sales volumes
(including 2001 BCI volumes full year (management account data))
by destination
YTD December

Cement

(million t)	2002 FY	2001 FY	2002/2001

Group	105.7	103.7	1.9%

Western Europe	32.8	32.3	1.3%
Central and Eastern Europe	8.1	6.4	25.8%
Emerging Mediterranean	9.5	11.4	-16.7%
North America	17.5	18.8	-6.7%
Latin-Central America & the Carribbean	6.5	7.0	-6.6%
Asia	21.1	19.1	10.3%
Sub Saharan Africa	10.2	8.7	17.2%

Aggregates

(million t)	2002 FY	2001 FY	2002/2001

Group	206.9	215.5	-4.0%

Western Europe	71.7	75.2	-4.6%
North America	117.9	122.3	-3.7%
Other countries	17.4	18.0	-3.3%

Concrete

(million m3)	2002 FY	2001 FY	2002/2001

Group	35.4	36.4	-2.5%

Western Europe	14.8	15.5	-4.6%
North America	10.7	11.4	-5.8%
Other countries	10.0	9.5	4.9%

Roofing products

(million m²)		2002 FY	2001 FY	2002/2001

Concrete Roof Tile
	Europe	74.9	79.6	-5.9%
	North America	18.6	20.4	-9.0%
	Others	33.8	31.6	6.8%
Clay Roof Tile
	Europe	23.8	25.8	-7.9%

Chimneys (kms)		2.7	2.8	-3.8%

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2003		Lafarge (Registrant)
	By:	/s/ Jean-Pierre Cloiseau

Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance